Exhibit 12.1

Oglethorpe Power Corporation

Computation of Ratio of Earnings to Fixed Charges,

Equity Ratio and Margins for Interest

	Year ended December 31,
	2011	2010	2009	2008	2007
	(In thousands, except ratios)
Computation of Ratio of Earnings to Fixed Charges:
Net margin	$37,737	$33,733	$26,390	$19,259	$19,061
Less: income from equity investees	(1,656)	(1,657)	(1,508)	(1,369)	(1,418)
Adjusted net margin	36,081	32,076	24,882	17,890	17,643

Interest expense	296,138	266,641	240,743	218,042	214,256
Less: interest capitalized during period	(72,692)	(41,593)	(19,345)	(12,259)	(6,962)
Amortization of deferred debt expense	20,901	24,119	19,062	15,418	15,727
Interest portion of rental expense	2,658	2,683	2,671	2,078	1,766
Earnings	$283,086	$283,926	$268,013	$241,169	$242,430

Interest expense	296,138	266,641	240,743	218,042	214,256
Amortization of deferred debt expense	20,901	24,119	19,062	15,418	15,727
Interest portion of rental expense	2,658	2,683	2,671	2,078	1,766
Fixed Charges	$319,697	$293,443	$262,476	$235,538	$231,749

Ratio of Earnings to Fixed Charges	0.89 (1)	0.97 (2)	1.02	1.02	1.05

Computation of Equity Ratio:
Patronage capital	633,689	$595,952	$562,219	$535,829	$516,570

Total capitalization	6,476,061	5,555,471	5,064,533	4,157,623	4,137,518
Long-term debt and capital leases due within one year	172,818	170,947	119,241	110,647	143,400
	$6,648,879	$5,726,418	$5,183,774	$4,268,270	$4,280,918

Equity Ratio	9.5%	10.4%	10.8%	12.6%	12.1%

Computation of Margins for Interest Ratio:
Adjusted net margin	$36,081	$32,076	$24,882	$17,890	$17,643
Interest for debt secured under the first mortgage indenture	257,719	229,116	207,348	178,893	176,424
	$293,800	$261,192	$232,230	$196,783	$194,067

Margins for Interest Ratio	1.14	1.14	1.12	1.10	1.10

(1)           The dollar amount for the deficiency for the fiscal year ended December 31, 2011 is $36,611,000.

(2)           The dollar amount for the deficiency for the fiscal year ended December 31, 2010 is $9,517.000.